                                                                      EXHIBIT 21


                              List of Subsidiaries


Houston Learning Academy, Inc.

Merryhill Schools Nevada, Inc.

Nedi, Inc.

Nobel School Management Services, Inc.

Nobel Learning Solutions, Inc.

Paladin Academy L.L.C.

The foregoing list omits certain subsidiaries of the Registrant which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of June 30, 2002.